                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             CompuServe Corporation
            -------------------------------------------------------
                                (Name of Issuer)



                    Common Stock, par value $0.01 per share
            -------------------------------------------------------
                         (Title of Class of Securities)



                                    20482G10
            -------------------------------------------------------
                                 (CUSIP Number)



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----------------------------
CUSIP NO. 20482G10
----------------------------
------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     H&R Block, Inc.

------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                              (a)  [ ]

                                              (b)  [X]
------------------------------------------------------------
3.   SEC USE ONLY


------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION



     State of Missouri
------------------------------------------------------------

                                     5.  SOLE VOTING POWER
  NUMBER OF                              0
    SHARES                               -------------------
 BENEFICIALLY                        6.  SHARED VOTING POWER
  OWNED BY                               74,200,000
    EACH                                 -------------------
  REPORTING                          7.  SOLE DISPOSITIVE POWER
   PERSON                                0
    WITH                                 -------------------
                                     8.  SHARED DISPOSITIVE POWER
                                         74,200,000
------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    74,200,000
------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
                                                        [ ]
------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      80.1%
------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

      CO
------------------------------------------------------------


                               Page 1 of 4 pages
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ITEM 1(a).     NAME OF ISSUER:

               CompuServe Corporation, a Delaware corporation
               ----------------------------------------------

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               5000 Arlington Center Boulevard, Columbus, Ohio 43220
               -----------------------------------------------------

ITEM 2(a).     NAME OF PERSON FILING:

               H&R Block, Inc.
               ---------------

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               4400 Main Street, Kansas City, Missouri 64111
               ---------------------------------------------

ITEM 2(c).     CITIZENSHIP:

               State of Missouri
               -----------------

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock, $0.01 par value per share
               ---------------------------------------

ITEM 2(e).     CUSIP NUMBER:

               20482G10
               --------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A::

          Not applicable.

ITEM 4.   OWNERSHIP:

          (a)  Amount beneficially owned:  74,200,000
          (b)  Percent of class:  80.1%


                               Page 2 of 4 pages
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          (c)   Number of shares as to which such person has:
          (i)   Sole power to vote or to direct the vote:  0
          (ii)  Shared power to vote or to direct the vote:  74,200,000
          (iii) Sole power to dispose or to direct the disposition of:  0
          (iv)  Shared power to dispose or to direct the disposition of:
                74,200,00

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATION.

          Not applicable.


                               Page 3 of 4 pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         September 11, 1997
                                         -------------------------------------
                                                        (Date)


                                         /s/ Frank L. Salizzoni
                                         -------------------------------------
                                                      (Signature)



                                         Frank L. Salizzoni
                                         President and Chief Executive Officer
                                         -------------------------------------
                                                     (Name/Title)



                               Page 4 of 4 pages